f4tie090415vhc.txt

Exhibit 99.1

Description of the Transaction

Contran Corporation established predecessors of the Contran Amended and Restated Deferred Compensation Trust (the "CDCT") as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons.  U.S. Bank National Association serves as the successor trustee of the CDCT ("US Bank").

Without any change in the pecuniary interest of Mr. Simmons in the issuer's securities in reliance on Rule 16a-13 promulgated by the U.S. Securities and Exchange Commission, US Bank, as trustee of the CDCT, released, effective as of April 15, 2009, 137,174 shares of the issuer's common stock to Mr. Simmons based on the closing price of the issuer's common stock of $7.29 per share on April 14, 2009.

Please see Exhibit 99.2 to this statement for a description of the relationships among Contran, the CDCT and Harold C. Simmons.